Term sheet To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 34-A-I dated November 21, 2008	Term Sheet to Product Supplement No. 34-A-I Registration Statement No. 333-155535 Dated December 28, 2010; Rule 433

Structured Investments	JPMorgan Chase & Co.
$
4.95†% – 7.20†% (equivalent to 9.90% – 14.40% per annum) Reverse Exchangeable Notes due July 21, 2011 Linked to the Common Stock of Citigroup Inc.
†The actual interest rate will be determined on the pricing date and will not be less than 4.95% (equivalent to 9.90% per annum) or more than 7.20% (equivalent to 14.40% per annum) during the term of the notes.

General

  The notes are designed for investors who seek a higher interest rate than the current dividend yield on the Reference Stock or the yield on a conventional debt security with the same maturity issued by us or an issuer with a comparable credit rating. Investors should be willing to forgo the potential to participate in appreciation in the Reference Stock, be willing to accept the risks of owning equities in general and the common stock of Citigroup Inc., in particular, and be willing to lose some or all of their principal at maturity.
  The notes will pay between 4.95†% (equivalent to 9.90% per annum) and 7.20†% (equivalent to 14.40% per annum) interest over the term of the notes. The actual interest rate will be determined on the pricing date. However, the notes do not guarantee any return of principal at maturity. Instead, the payment at maturity will be based on the Final Share Price of the Reference Stock and whether the closing price of the Reference Stock has declined from the Initial Share Price by more than the Protection Amount during the Monitoring Period, as described below.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing July 21, 2011*.
  Payment at maturity for each $1,000 principal amount note will be either a cash payment of $1,000 or delivery of shares of the Reference Stock (or, at our election, the Cash Value thereof), in each case, together with any accrued and unpaid interest, as described below.
  Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
  Minimum denominations of $1,000 and integral multiples thereof.

Key Terms

Reference Stock:	The common stock, par value $0.01 per share, of Citigroup Inc. (New York Stock Exchange symbol “C”). We refer to Citigroup Inc. as “Citigroup.”
Interest Rate:	Between 4.95†% and 7.20†% during the term of the notes (equivalent to between 9.90% and 14.40% per annum), paid monthly and calculated on a 30/360 basis.
Protection Amount:	An amount that represents at least 20.00% of the Initial Share Price, subject to adjustments.
Pricing Date:	On or about January 18, 2011
Settlement Date:	On or about January 21, 2011
Observation Date:	July 18, 2011*
Maturity Date:	July 21, 2011*
CUSIP:	48124A6K8
Interest Payment Dates:

Interest on the notes will be payable monthly in arrears on the 21st calendar day of each month (each such date, an “Interest Payment Date”), commencing February 21, 2011, to and including the Maturity Date. See “Selected Purchase Considerations — Monthly Interest Payments” in this term sheet for more information.

Payment at Maturity:

The payment at maturity, in excess of any accrued and unpaid interest, is based on the performance of the Reference Stock. You will receive $1,000 for each $1,000 principal amount note, plus any accrued and unpaid interest at maturity, unless:

(1) the Final Share Price is less than the Initial Share Price; and
(2) on any day during the Monitoring Period, the closing price of the Reference Stock has declined, as compared to the Initial Share Price, by more than the Protection Amount.
If the conditions described in both (1) and (2) are satisfied, at maturity you will receive, in addition to any accrued and unpaid interest, instead of the principal amount of your notes, the number of shares of the Reference Stock equal to the Physical Delivery Amount (or, at our election, the Cash Value thereof). Fractional shares will be paid in cash. The market value of the Physical Delivery Amount or the Cash Value thereof will most likely be substantially less than the principal amount of your notes, and may be zero.
Monitoring Period:	The period from the Pricing Date to and including the Observation Date.
Physical Delivery Amount:	The number of shares of the Reference Stock, per $1,000 principal amount note, equal to $1,000 divided by the Initial Share Price, subject to adjustments.
Cash Value:	The amount in cash equal to the product of (1) $1,000 divided by the Initial Share Price and (2) the Final Share Price, subject to adjustments.
Initial Share Price:

The closing price of the Reference Stock on the New York Stock Exchange on the Pricing Date. The Initial Share Price is subject to adjustments in certain circumstances. See “Description of Notes – Payment at Maturity” and “General Terms of Notes – Anti-Dilution Adjustments” in the accompanying product supplement no. 34-A-I for further information about these adjustments.

Final Share Price:	The closing price of the Reference Stock on the New York Stock Exchange on the Observation Date.
*Subject to postponement in the event of a market disruption event and as described under “Description of Notes – Payment at Maturity” in the accompanying product supplement no. 34-A-I.

Investing in the Reverse Exchangeable Notes involves a number of risks. See “Risk Factors” beginning on page PS-6 of the accompanying product supplement no. 34-A-I and “Selected Risk Considerations” beginning on page TS-2 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 34-A-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.
(2)

If the notes priced today, J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $15.00 per $1,000 principal amount note. This commission will include the projected profits that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes. The actual commission received by JPMS may be more or less than $15.00 and will depend on market conditions on the Pricing Date. In no event will the commission received by JPMS, which includes concessions to be paid to other dealers, exceed $20.00 per $1,000 principal amount note. See “Plan of Distribution” beginning on page PS-35 of the accompanying product supplement no. 34-A-I.

The agent for this offering, JPMS, is an affiliate of ours. See “Supplemental Plan of Distribution (Conflicts of Interest)” on the last page of this term sheet.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

December 28, 2010

Additional Terms Specific to the Notes

You should read this term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 34-A-I dated November 21, 2008. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 34-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 34-A-I dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000119312508241305/d424b21.pdf

  Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to JPMorgan Chase & Co.

Selected Purchase Considerations

  THE NOTES OFFER A HIGHER INTEREST RATE THAN THE YIELD ON DEBT SECURITIES OF COMPARABLE MATURITY ISSUED BY US OR AN ISSUER WITH A COMPARABLE CREDIT RATING — The notes will pay between 4.95†% (equivalent to 9.90% per annum) and 7.20†% (equivalent to 14.40% per annum) interest over the term of the notes, which we believe is higher than the yield received on debt securities of comparable maturity issued by us or an issuer with a comparable credit rating. Because the notes are our senior unsecured obligations, any interest payment or any payment at maturity is subject to our ability to pay our obligations as they become due.
  † The actual interest rate will be determined on the pricing date and will not be less than 4.95% (equivalent to 9.90% per annum) or more than 7.20% (equivalent to 14.40% per annum) during the term of the notes.
  MONTHLY INTEREST PAYMENTS — The notes offer monthly interest payments at a rate of not less than 4.95†% (equivalent to 9.90% per annum) and not more than 7.20†% (equivalent to 14.40% per annum) over the term of the notes. Accordingly, the aggregate interest payments over the term of the notes will not be less than $49.50 or greater than $72.00 per $1,000 principal amount note held to maturity. Interest will be payable monthly in arrears on the 21st calendar day of each month (each such date, an “Interest Payment Date”), commencing February 21, 2011, to and including the Maturity Date, to the holders of record at the close of business on the date 15 calendar days prior to the applicable Interest Payment Date. If an Interest Payment Date is not a business day, payment will be made on the next business day immediately following such day, but no additional interest will accrue as a result of the delayed payment. For example, the monthly interest payment due in May 2011 shall be payable on May 23, 2011.
  THE NOTES DO NOT GUARANTEE THE RETURN OF YOUR PRINCIPAL — Your return of principal at maturity is protected so long as the Final Share Price does not decline from the Initial Share Price or the closing price of the Reference Stock does not decline, as compared to the Initial Share Price, by more than the Protection Amount on any day during the Monitoring Period. However, if the Final Share Price declines from the Initial Share Price and the closing price of the Reference Stock on any day during the Monitoring Period has declined by more than the Protection Amount, you could lose the entire principal amount of your notes.
  TAX TREATMENT AS A UNIT COMPRISING A PUT OPTION AND A DEPOSIT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 34-A-I. We and you agree (in the absence of an administrative determination or judicial ruling to the contrary) to treat the notes as units comprising a Put Option and a Deposit for U.S. federal income tax purposes. We will determine the portion of each coupon payment that we will allocate to interest on the Deposit and to Put Premium, respectively, and will provide that allocation in the pricing supplement for the notes. If the notes had priced on December 27, 2010, and assuming an interest rate of 9.90% per annum, we would have treated approximately 3.64% of each coupon payment as interest on the Deposit and the remainder as Put Premium. The actual allocation that we will determine for the notes may differ from this hypothetical allocation, and will depend upon a variety of factors, including actual market conditions and our borrowing costs for debt instruments of comparable maturities on the Pricing Date. Assuming this characterization is respected, amounts treated as interest on the Deposit will be taxed as ordinary income, while the Put Premium will not be taken into account prior to maturity or sale. However, there are other reasonable treatments that the Internal Revenue Service (the “IRS”) or a court may adopt, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. While it is not clear whether the notes would be viewed as similar to the typical prepaid forward contract described in the notice, it is possible that any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. The notice focuses on a number of issues, the most relevant of which for holders of the notes are the character of income or loss (including whether the Put Premium might be currently included as ordinary income) and the degree, if any, to which income realized by Non-U.S. Holders should be subject to withholding tax. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements. Purchasers who are not initial purchasers of notes at the issue price should also consult their tax advisers with respect to the tax consequences of an investment in the notes, including possible alternative characterizations, as well as the allocation of the purchase price of the notes between the Deposit and the Put Option.

JPMorgan Structured Investments — Reverse Exchangeable Notes Linked to the Common Stock of Citigroup Inc.	TS-1

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Reference Stock. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 34-A-I dated November 21, 2008.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The payment at maturity will be based on the Final Share Price and whether the closing price of the Reference Stock has declined from the Initial Share Price by more than the Protection Amount on any day during the Monitoring Period. Under certain circumstances, you will receive at maturity a predetermined number of shares of the Reference Stock (or, at our election, the Cash Value thereof). The market value of those shares of the Reference Stock or the Cash Value thereof will most likely be less than the principal amount of each note and may be zero. Accordingly, you could lose up to the entire principal amount of your notes.
  YOUR PROTECTION MAY TERMINATE ON ANY DAY DURING THE TERM OF THE NOTES — If, on any day during the Monitoring Period, the closing price of the Reference Stock declines below the Initial Share Price minus the Protection Amount, you will be fully exposed to any depreciation in the Reference Stock. We refer to this feature as a contingent buffer. Under these circumstances, and if the Final Share Price is less than the Initial Share Price, you will receive at maturity a predetermined number of shares of Reference Stock (or, at our election, the Cash Value thereof) and, consequently, you will lose 1% of the principal amount of your investment for every 1% decline in the Final Share Price compared to the Initial Share Price. You will be subject to this potential loss of principal even if the closing price of the Reference Stock subsequently recovers such that the closing price of the Reference Stock is above the Initial Share Price minus the Protection Amount. If these notes had a non-contingent buffer feature, under the same scenario, you would have received the full principal amount of your notes plus accrued and unpaid interest at maturity. As a result, your investment in the notes may not perform as well as an investment in a security with a return that includes a non-contingent buffer.
  CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes at maturity or on any Interest Payment Date, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We and/or our affiliates may also currently or from time to time engage in business with Citigroup, including extending loans to, or making equity investments in, Citigroup or providing advisory services to Citigroup. In addition, one or more of our affiliates may publish research reports or otherwise express opinions with respect to Citigroup, and these reports may or may not recommend that investors buy or hold the Reference Stock. As a prospective purchaser of the notes, you should undertake an independent investigation of Citigroup as in your judgment is appropriate to make an informed decision with respect to an investment in the notes.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those referred to under “Many Economic and Market Factors Will Influence the Value of the Notes” below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  YOUR RETURN ON THE NOTES IS LIMITED TO THE PRINCIPAL AMOUNT PLUS ACCRUED INTEREST REGARDLESS OF ANY APPRECIATION IN THE VALUE OF THE REFERENCE STOCK — Unless (i) the Final Share Price is less than the Initial Share Price and (ii) on any day during the Monitoring Period, the closing price of the Reference Stock has declined, as compared to the Initial Share Price, by more than the Protection Amount, for each $1,000 principal amount note, you will receive $1,000 at maturity plus any accrued and unpaid interest, regardless of any appreciation in the value of the Reference Stock, which may be significant. Accordingly, the return on the notes may be significantly less than the return on a direct investment in the Reference Stock during the term of the notes.
  NO OWNERSHIP RIGHTS IN THE REFERENCE STOCK — As a holder of the notes, you will not have any ownership interest or rights in Citigroup, such as voting rights or dividend payments. In addition, Citigroup will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Reference Stock and the notes.
  NO AFFILIATION WITH CITIGROUP — We are not affiliated with Citigroup. We assume no responsibility for the adequacy of the information about Citigroup contained in this term sheet or in product supplement no. 34-A-I. You should make your own investigation into the Reference Stock and Citigroup. We are not responsible for Citigroup’s public disclosure of information, whether contained in SEC filings or otherwise.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
  HEDGING AND TRADING IN THE REFERENCE STOCK — While the notes are outstanding, we or any of our affiliates may carry out hedging activities related to the notes, including in the Reference Stock or instruments related to the Reference Stock. We or our affiliates may also trade in the Reference Stock or instruments related to the Reference Stock from time to time. Any of these hedging or trading activities as of the Pricing Date and during the term of the notes could adversely affect our payment to you at maturity.
  MANY ECONOMIC AND MARKET FACTORS WILL INFLUENCE THE VALUE OF THE NOTES – In addition to the value of the Reference Stock and interest rates on any trading day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in product supplement no. 34-A-I.

JPMorgan Structured Investments — Reverse Exchangeable Notes Linked to the Common Stock of Citigroup Inc.	TS-2

The Reference Stock

Public Information

All information contained herein on the Reference Stock and on Citigroup is derived from publicly available sources and is provided for informational purposes only. According to its publicly available filings with the SEC, Citigroup is a global diversified financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers. The common stock of Citigroup, par value $0.01 per share, is registered under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, and is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of Citigroup in the accompanying product supplement no. 34-A-I. Information provided to or filed with the SEC by Citigroup, pursuant to the Exchange Act, can be located by reference to SEC file number 001-09924, and can be accessed through www.sec.gov. We do not make any representation that these publicly available documents are accurate or complete.

Historical Information of the Reference Stock

The following graph sets forth the historical performance of the Reference Stock based on the weekly closing price (in U.S. dollars) of the Reference Stock from January 7, 2005 through December 23, 2010. The closing price of the Reference Stock on December 27, 2010 was $4.77. We obtained the closing prices and other information below from Bloomberg Financial Markets, without independent verification. The closing prices and this other information may be adjusted by Bloomberg Financial Markets for corporate actions such as public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

Since its inception, the Reference Stock has experienced significant fluctuations. The historical performance of the Reference Stock should not be taken as an indication of future performance, and no assurance can be given as to the closing prices of the Reference Stock during the term of the notes. We cannot give you assurance that the performance of the Reference Stock will result in the return of any of your initial investment. We make no representation as to the amount of dividends, if any, that Citigroup will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on the Reference Stock.

JPMorgan Structured Investments — Reverse Exchangeable Notes Linked to the Common Stock of Citigroup Inc.	TS-3

Examples of Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table illustrates hypothetical payments at maturity on a $1,000 investment in the notes, based on a range of hypothetical Final Share Prices and assuming an Interest Rate of 4.95% (equivalent to 9.90% per annum)(the low point of the range set forth on the cover of this term sheet) and that the closing price of the Reference Stock declines in the manner set forth in the columns titled “Hypothetical lowest closing price during the Monitoring Period” and “Hypothetical lowest closing price expressed as a percentage of Initial Share Price during the Monitoring Period.” The numbers appearing in the following table and examples have been rounded for ease of analysis. For this table of hypothetical payments at maturity, we have also assumed the following:

• the Initial Share Price:	$4.77	• the Protection Amount (in U.S. dollars): $0.95
• the Interest Rate:	4.95% (equivalent to 9.90% per annum)	• the Protection Amount: 20.00%
Hypothetical lowest closing price during the Monitoring Period	Hypothetical lowest closing price during the Monitoring Period expressed as a percentage of Initial Share Price	Hypothetical Final Share Price	Hypothetical Final Share Price expressed as a percentage of Initial Share Price	Payment at Maturity	Total Value of Payment Received at Maturity**
$4.77	100%	$9.54	200%	$1,000.00	$1,000.00
$2.39	50%	$5.01	105%	$1,000.00	$1,000.00
$4.77	100%	$4.77	100%	$1,000.00	$1,000.00
$3.82	80%	$3.82	80%	$1,000.00	$1,000.00
$2.39	50%	$4.53	95%	209 shares of the Reference Stock or the Cash Value thereof	$949.69
$2.39	50%	$2.39	50%	209 shares of the Reference Stock or the Cash Value thereof	$501.04
$1.19	25%	$1.19	25%	209 shares of the Reference Stock or the Cash Value thereof	$249.48
$0.00	0%	$0.00	0%	209 shares of the Reference Stock or the Cash Value thereof	$0.00
**

Note that you will receive at maturity any accrued and unpaid interest in cash, in addition to either shares of the Reference Stock (or, at our election, the Cash Value thereof) or the principal amount of your note in cash. Also note that if you receive the Physical Delivery Amount, the total value of payment received at maturity shown in the table above includes the value of any fractional shares, which will be paid in cash.

The following examples illustrate how the total value of payments received at maturity set forth in the table above are calculated.

Example 1: The lowest closing price of the Reference Stock during the Monitoring Period was $2.39 but the Final Share Price is $5.01. Because the Final Share Price of $5.01 is greater than the Initial Share Price of $4.77, you will receive a payment at maturity of $1,000 per $1,000 principal amount note.

Example 2: The lowest closing price of the Reference Stock during the Monitoring Period was $2.39 and the Final Share Price is $4.53. Because the Final Share Price of $4.53 is less than the Initial Share Price of $4.77 and the closing price of the Reference Stock declined by more than the Protection Amount on at least one day during the Monitoring Period, you will receive the Physical Delivery Amount, or at our election, the Cash Value thereof, at maturity. Because the Final Share Price of the Reference Stock is $4.53, the total value of your final payment at maturity, whether in cash or shares of the Reference Stock, is $949.69.

Example 3: The closing price of the Reference Stock does not decline, as compared with the Initial Share Price, by more than the Protection Amount on any day during the Monitoring Period prior to the Observation Date. However, the closing price of the Reference Stock on the Observation Date is $2.39, a decline of more than the Protection Amount. Because the Final Share Price of $2.39 is less than the Initial Share Price of $4.77 and the Final Share Price has declined by more than the Protection Amount, you will receive the Physical Delivery Amount, or at our election, the Cash Value thereof, at maturity. Because the Final Share Price of the Reference Stock is $2.39, the total value of your final payment at maturity, whether in cash or shares of the Reference Stock, is $501.04.

Example 4: The Final Share Price of $3.82 is less than the Initial Share Price of $4.77 but does not decline by more than the Protection Amount and the closing price of the Reference Stock does not decline by more than the Protection Amount on any day during the Monitoring Period. Because the closing price of the Reference Stock has not declined by more than the Protection Amount, you will receive a payment at maturity of $1,000 per $1,000 principal amount note, even though the Final Share Price of $3.82 is less than the Initial Share Price of $4.77.

Regardless of the performance of the Reference Stock or the payment you receive at maturity, you will receive interest payments, for each $1,000 principal amount note, in the aggregate amount of approximately $49.50 over the term of the notes, assuming an Interest Rate of 4.95% (equivalent to 9.90% per annum). The actual interest rate will be determined on the pricing date and will not be less than 4.95% (equivalent to 9.90% per annum) or more than 7.20% (equivalent to 14.40% per annum) during the term of the notes. Accordingly, the aggregate interest payments over the term of the notes will not be less than $49.50 or greater than $72.00 per $1,000 principal amount note. If we had priced the notes on December 27, 2010, you would have received 209 shares of the Reference Stock, or at our election, the Cash Value thereof, at maturity, provided the Final Share Price declined from the Initial Share Price and the closing price of the Reference Stock declined by more than the Protection Amount from the Initial Share Price on at least one day during the Monitoring Period. The actual number of shares of the Reference Stock, or the Cash Value thereof, you may receive at maturity and the actual Protection Amount applicable to your notes may be more or less than the amounts displayed in this hypothetical and will depend in part on the closing price of the Reference Stock on the Pricing Date.

JPMorgan Structured Investments — Reverse Exchangeable Notes Linked to the Common Stock of Citigroup Inc.	TS-4

Supplemental Plan of Distribution (Conflicts of Interest)

We own, directly or indirectly, all of the outstanding equity securities of JPMS, the agent for this offering. The net proceeds received from the sale of notes will be used, in part, by JPMS or one of its affiliates in connection with hedging our obligations under the notes. In accordance with NASD Rule 2720, JPMS may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

JPMorgan Structured Investments — Reverse Exchangeable Notes Linked to the Common Stock of Citigroup Inc.	TS-5